EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

($ Millions, except for per share data)

(UNAUDITED)

	Three Months Ended March 31,
	2018	2017
Net Income	$15.6	$12.4
Less: Dividend Requirements on Preferred Stock	—	—

Net Income Applicable to Common Stock	$15.6	$12.4

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	14,803	14,042
Dilutive Effect of Stock Options and Restricted Stock (000’s)	3	6
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	14,806	14,048
Earnings Per Share – Basic	$1.06	$0.88
Earnings Per Share – Diluted	$1.06	$0.88